FOR IMMEDIATE RELEASE	TSX: WPM
March 29, 2018	NYSE: WPM

CORRECTION: WHEATON PRECIOUS METALS PROVIDES DETAILS OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
 AND FILES FORM 40-F AND TECHNICAL REPORT

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company's 2017 audited financial statements, along with its Form 40-F, are also available on the Company's website at www.wheatonpm.com.

A technical report with regards to the Salobo mine has been filed in accordance with National Instrument 43-101 and is available under the Company's profile on SEDAR and EDGAR.

Shareholders may also receive a copy of Wheaton's audited financial statements, without charge, upon request to Wheaton's Investor Relations Department, Suite 3500, 1021 West Hastings St., Vancouver, British Columbia, Canada V6E 0C3 or to info@wheatonpm.com.

Annual and Special Meeting of Shareholders
Wheaton will hold its Annual and Special Meeting of Shareholders at the offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, Canada, on Friday, May 11, 2018, at 10:30 a.m. Pacific Time.

A live audio webcast of the Annual Meeting of Shareholders will be available at www.wheatonpm.com and will also be archived for later access.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com